LETTER AGREEMENT

Russell Fund Services Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

Re:	Administrative Agreement

This Letter Agreement relates to the Administrative Agreement between Russell Investment Company (“RIC”) and Russell Fund Services Company (“RFSC”) dated             , 201            , as amended (the “Agreement”). RIC advises you that it is creating a new fund to be named the Unconstrained Total Return Fund (the “New Fund”). RIC desires RFSC to provide administrative services to the New Fund pursuant to the terms and conditions of the Agreement. The fees to be charged by RFSC in return for its services shall be as set forth for “Non-Fund of Funds” on Exhibit A of the Agreement.

Please indicate your acceptance of the amendment to the Agreement by executing this Letter Agreement and returning it to the undersigned.

Sincerely,

RUSSELL INVESTMENT COMPANY

By:
Mark E. Swanson
Treasurer

Accepted this             day of              , 201    .

RUSSELL FUND SERVICES COMPANY

By: